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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1 (a) AND
                                  AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 12)*

                             ACME UNITED CORPORATION
                                (Name of Issuer)

    COMMON STOCK, PAR VALUE $2.50 per share (Title of Class of Securities)

                                    004816104
                                 (CUSIP Number)

                                  R. Scott Asen
                                c/o Asen and Co.
                              224 East 49th Street
                            New York, New York 10017
                                  212-758-2323

       (Name, Address, Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                  March 4, 2005
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

CUSIP NO. 004816104



1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES
        ONLY)

        R. Scott Asen

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (A) [ ]

        Not Applicable                                         (B) [X]

3       SEC USE ONLY

4       SOURCE OF FUNDS*

        PF

5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED   [ ]
        PURSUANT TO ITEMS 2(D) OR 2(E)

6       CITIZENSHIP OR PLACE OR ORGANIZATION

        United States of America

NUMBER OF      7     SOLE VOTING POWER
SHARES
BENEFICIALLY             517,190 shares of Common Stock
OWNED BY EACH
REPORTING
PERSON WITH
               8     SHARED VOTING POWER

                         None

               9     SOLE DISPOSITIVE POWER

                         517,190 shares of Common Stock

               10    SHARED DISPOSITIVE POWER

                         None

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            517,190 shares of Common Stock

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

            [ ]
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            15.2%

14      TYPE OF REPORTING PERSON

            IN

*SEE INSTRUCTIONS

This Amendment No. 12 amends and supplements the Statement on Schedule 13D (the "Original Statement") filed by R. Scott Asen (the "Reporting Person") with the United States Securities and Exchange Commission (the "SEC") on March 17, 2000, as amended on March 24, 2000, April 13, 2000, April 27, 2000, May 9, 2000, June 6, 2000, June 19, 2000, September 15, 2000, February 7, 2001, June 18, 2001, May
21, 2004 and February 17, 2005.

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ITEM 1.  SECURITY AND ISSUER

This Statement relates to the common stock, $2.50 par value ("Common Stock") of Acme United Corporation (the "Issuer"). The executive offices of the Issuer are located at 1931 Black Rock Turnpike, Fairfield, Connecticut 06825.

ITEM 2.  IDENTITY AND BACKGROUND

      (a) This Statement is being filed by R. Scott Asen (the "Reporting
      Person")

      (b) The principal offices or business address of the Reporting Person is c/o Asen and Co., 224 East 49th Street, New York, New York 10017.

      (c) The Reporting Person's principal occupation is President of Asen and Co., a New York corporation with principal executive offices located at 224 East 49th St., New York, New York 10017 ("Asen and Co."), which provides certain investment advisory services.

      (d) The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

      (e) The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years which, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

      (f) The Reporting Person is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

The aggregate amount of funds required to purchase the 517,190 shares of Common Stock owned by the Reporting Person was $1,351,286.03. The source of funds used by the Reporting Person to make the purchase of shares of Common Stock was personalfunds.

ITEM 4.  PURPOSE OF TRANSACTION

The Reporting Person acquired the Shares for investment purposes. However, the Reporting Person may hold talks or discussions with various parties, including, but not limited to, the Issuer's management, its board of directors and other shareholders on a variety of possible subjects regarding ways to increase shareholder value. Some of the suggestions the Reporting Person might make may affect control of the Issuer and/or may relate to the following: the merger, acquisition or liquidation of the Issuer, the sale or transfer of the assets of the Issuer, a change in the board of directors or the management of the Issuer, a change in the present capitalization or dividend policy of the Issuer, a change in the Issuer's charter or by-laws or any of the other matters referred to in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Person intends to pay close attention to developments at and pertaining to the Issuer, and, subject to market conditions and other factors deemed relevant by the Reporting Person, the Reporting Person may, directly or indirectly, purchase additional Shares of the Issuer or dispose of some of such Shares in open-market transactions or privately negotiated transactions.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

As of the date hereof, the Reporting Person has the following interests in the securities of the Issuer:

      (a) The Reporting Person directly owns 517,190 shares of the Common Stock, which shares represent approximately 15.2% of the issued and outstanding shares of Common Stock, based on the total number of issued and outstanding shares of Common Stock being 3,405,921 (the "Total Outstanding Shares"), as reported by the Issuer in its Report on Form 10-Q for the quarter ended September 30, 2004.

      (b) The Reporting Person has sole voting, investment and dispositive power as to the 517,190 shares of Common Stock directly owned by him.


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      (c) Except as set forth below, no transactions in the Common Stock of the
      Issuer were effected by the Reporting Person, directly or indirectly, during the past sixty days. All of the transactions listed below were sales and were effected in open market transactions

            R. Scott Asen Sales

            Date                Shares               Price per share
            ----                ------               ---------------
            2/9/05              10,500               $19.10
            2/14/05             15,000               $17.34
            2/15/05             10,000               $17.82
            2/25/05              5,100               $16.81
            2/28/05             20,900               $17.57
            3/01/05              1,200               $17.19
            3/03/05              2,800               $16.94
            3/04/05             15,000               $18.09
            3/07/05             10,000               $18.51


      (d) Other than as disclosed herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock acquired by the Reporting Person.

      (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There exist no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Not applicable.


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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

Dated:  March 8, 2005

                                      /s/ R. Scott Asen
                                      ------------------------------
                                          R. Scott Asen